Pruco Life Insurance Company of New Jersey

213 Washington Street

Newark, NJ 07102-2992

July 10, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prudential Premier Variable Annuity Bb Series
File No. 333-131035
Post- Effective Amendment No. 4 to

Registration Statement on Form N-4 ("Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the undersigned Registrant hereby requests withdrawal of the above-referenced Registration Statement, as filed on May 14, 2007. No securities have been issued or sold pursuant to the Registration Statement.

No fee has been paid by the Registrant in connection with this Registration Statement.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to Thomas S. Clark (Telephone: (203)-925-6960).

Pruco Life of New Jersey Flexible Premium Variable Annuity Account

Registrant

By: /s/Thomas S. Clark

Thomas S. Clark

Vice President and Corporate Counsel